UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Amendment No. 5

                              Key3Media Group, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    49326R104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 49326R104                   13G                     Page 2 of 11 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gotham Capital V, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 49326R104                   13G                     Page 3 of 11 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gotham Capital VI, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 49326R104                   13G                     Page 4 of 11 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joel M. Greenblatt
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             50,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            50,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           50,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.07%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 49326R104                   13G                     Page 5 of 11 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert L. Goldstein
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            140,000
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             20,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 140,000

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            20,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           160,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 5 on Schedule 13G (this "Amendment No. 5") amends and restates the Amendment No. 4 to Schedule 13G which was filed on February 14, 2002 ("Amendment No. 4") with respect to the Common Stock (as defined in Item 2(d) below) of Key3Media Group, Inc., a Delaware corporation.

Item 1(a):          Name of Issuer:
---------           --------------

The name of the issuer is Key3Media Group, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

The Company's principal executive office is located at 5700 Wilshire Boulevard, Suite 325, Los Angeles, California 90036.

Item 2(a):          Name of Person Filing:
----------          ---------------------

This Amendment No. 5 amends and restates Amendment No. 4 and is filed by:

     (i)   Gotham Capital V, LLC, a Delaware limited liability company ("Gotham
           V");

     (ii) Gotham Capital VI, LLC, a Delaware limited liability company ("Gotham VI");

     (iii) Mr. Joel M. Greenblatt ("Mr. Greenblatt"), who serves as one of two Managers of Gotham V and sole Managing Member of Gotham VI; and

     (iv) Mr. Robert L. Goldstein ("Mr. Goldstein"), who serves as one of two Managers of Gotham V.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Amendment No. 5 is being filed to report, among other things, that the Reporting Persons hold less than 5% of the total outstanding Common Stock.

Item 2(b):          Address of Principal Business Office or, if None,
---------           -------------------------------------------------
                    Residence:
                    ---------

The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, 32nd Floor, New York, NY 10022.

Item 2(c):          Citizenship:
----------          -----------

Gotham V and Gotham VI are organized under the laws of the State of Delaware. Mr. Greenblatt and Mr. Goldstein are citizens of the United States of America.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

Common Stock, $0.01 par value ("Common Stock").

Item 2(e):          CUSIP Number:
---------           ------------

49326R104

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

          A.   [ ]  Broker or dealer registered under Section 15 of the Act,

          B.   [ ]  Bank as defined in Section 3(a)(6) of the Act,

          C.   [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

          D. [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          E.   [ ]  Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

          F. [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          H. [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          J.   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ----------

A.   Gotham Capital V, LLC
     ---------------------
     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%. The percentages used herein and in the rest of this Amendment No. 5 are calculated based upon the 68,531,919 shares of Common Stock stated to be issued and outstanding as of November 8, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed as of November 14, 2002.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -0-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -0-

B.   Gotham Capital VI, LLC
     ----------------------
     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -0-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -0-

C.   Joel M. Greenblatt
     ------------------
     (a) Amount beneficially owned: 50,000. By virtue of his position as Manager of Gotham V and Managing Member of Gotham VI, Mr. Greenblatt has voting and dispositive control over, and may be deemed to have indirect beneficial ownership of, securities held directly by Gotham V and Gotham VI. In addition, Mr. Greenblatt may be deemed to have beneficial ownership over shares of Common Stock held by a private foundation of which Mr. Greenblatt is the donor and trustee.
     (b) Percent of class: 0.07%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: -50,000-
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: -50,000-

D.   Robert L. Goldstein
     -------------------
     (a) Amount beneficially owned: 160,000. By virtue of his position as Manager of Gotham V, Mr. Goldstein has voting and dispositive control over, and may be deemed to have indirect beneficial ownership of, securities held directly by Gotham V. In addition, Mr. Goldstein personally holds certain shares of Common Stock and also may be deemed to have beneficial ownership over shares of Common Stock held by a private foundation of which Mr. Goldstein is the donor and trustee.
     (b) Percent of class: 0.2%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -140,000-
          (ii)  Shared power to vote or direct the vote: -20,000-
          (iii) Sole power to dispose or direct the disposition: -140,000-
          (iv)  Shared power to dispose or direct the disposition: -20,000-

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2003


GOTHAM CAPITAL V, LLC                   GOTHAM CAPITAL VI, LLC

By: /s/ Joel M. Greenblatt              By: /s/ Joel M. Greenblatt
    ------------------------------          ------------------------------
    Name:  Joel M. Greenblatt               Name:  Joel M. Greenblatt
    Title: Manager                          Title: Managing Manager


/s/ Joel M. Greenblatt                  /s/ Robert L. Goldstein
------------------------------          ------------------------------
Joel M. Greenblatt                      Robert L. Goldstein





                               [SIGNATURE PAGE TO
                         AMENDMENT NO. 5 TO SCHEDULE 13G
                     WITH RESPECT TO KEY3MEDIA GROUP, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated February 13, 2003, by and among Gotham Capital V, LLC, Gotham Capital VI, LLC, Joel M. Greenblatt and Robert L. Goldstein.